AMERICAS SILVER CORPORATION PROVIDES UPDATE ON SAN RAFAEL PROJECT AND NEW YORK STOCK EXCHANGE LISTING

TORONTO, ONTARIO - December 7, 2016 - Americas Silver Corporation (TSX: USA)(OTCQX: USAPF) ("Americas Silver" or the "Company") is pleased to provide an update on its 100% owned, San Rafael zinc-lead-silver project (the “Project”) within the Cosalá district of Sinaloa, Mexico and its New York “NYSE MKT” Stock Exchange (the “NYSE MKT” or the “Exchange”) listing. All figures are in U.S. dollars unless otherwise indicated.

San Rafael Update

Since the Board approval announced in September 2016, the Project continues to advance toward commercial production targeted in Q3 2017. Primary ramp development is advancing on schedule with approximately 25% completed and the Project received delivery of its new mobile equipment, including a new scoop and bolter. Progress is also being made in the refurbishment of other equipment transferred from the Nuestra Señora mining operations. The electrical substation has been energized and water storage facilities have been constructed. Please see the Company’s website at www.americassilvercorp.com for photos updating the Project’s status.

The Company also continues to make progress on reducing the initial capital required to advance the Project to commercial production. The prefeasibility study released in April 2016 (the “Prefeasibility Study”) estimated capital at approximately $22 million, excluding working capital requirements. The Company has been able to reduce that capital requirement to approximately $18 million through improvements in mine design, lower Mexican Peso-USD exchange rates (from 16:1 to 18.5:1), and refurbishing existing equipment from Nuestra Señora, as previously noted. The Prefeasibility Study assumed that mine equipment from existing operations would not be used at San Rafael. Where practical and possible, the Company is transferring equipment such as scoops, jumbos, compressors and generators, among other existing assets. Additionally, an ongoing review of development plans, including relocation of the underground shop, has yielded quantifiable benefits early in the Project development. The Project pre-tax IRR increases to over 100% after adjusting the Prefeasibility Study for the lower capital requirements and current commodity prices (i.e. the MXP:USD rate of 18.5:1, a silver price of $16.60 per ounce, a lead price of $1.05 per lb. and a zinc price of $1.25 per lb.).

Furthermore, management has commenced activities at the previously operating El Cajón mine to bring the mine back into limited operation in early 2017 as the Nuestra Senora mine begins its planned closure. The targeted 230,000 tonne of mineralized material requires minimal capital development and benefits from the cost reductions implemented last year under the Company’s new management team. Dewatering of the existing mine workings has reached the targeted elevation and development material is being stockpiled for future processing. The location of the targeted material is not affected by the ongoing boundary issue. Approximately 35 meters of the planned 110m top cut are complete and work on the bottom cut will commence in the coming weeks.

Potential U.S. Exchange Listing

Since early in the second quarter of 2016, Americas Silver has been studying the benefits of a listing on the NYSE MKT. A number of the Company’s silver-producing peers are either dual-listed on U.S. and Canadian stock exchanges, or solely-listed in the U.S. Such companies are shown to have a greater average daily trading volume, a greater number of U.S. retail investors, a significantly deeper pool of capital, and on average higher valuations, which collectively results in higher trading multiples and share prices when compared to their peers listed solely on a Canadian stock exchange.

The Company began the initial listing process on the NYSE MKT to target the higher valuation exhibited in dual-listed companies. The Exchange requires the Company to undertake a share consolidation (or “reverse stock split”) in order to enable the Company to satisfy the NYSE MKT minimum listing requirement of USD$2.00 per share, among other requirements. The management information circular with the specific particulars of the consolidation was mailed to shareholders in advance of the scheduled shareholder meeting on December 19, 2016 to allow existing shareholders to vote on this measure. Additionally, both Glass Lewis and Institutional Shareholder Services (ISS), leading independent proxy advisory firms which provide voting recommendations to institutional investors, have recommended that shareholders of Americas Silver vote in favor of the consolidation resolution. Further updates will follow in due course as more information is available.

Americas Silver to present at Scotiabank Conference

Scotiabank is hosting a precious metals conference in Toronto on December 7, 2016 at the Ritz Carlton. President & CEO, Darren Blasutti will be presenting at the conference and available to meet with investors in one-on-one meetings.

About Americas Silver

Americas Silver Corporation is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. Americas owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the Prefeasibility Study, estimates of mineral reserves and resources, realization of mineral reserve estimates, the Cosalá Operations (including the Project) and Galena Complex as well as the Company’s financing efforts and listing on a U.S. Exchange. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties (including the Project), risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks (including ground conditions), government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For more information:
Darren Blasutti
President and CEO
416-848-9503